UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

The Royal Bank of Scotland Group plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G76891111

(CUSIP Number)

Stephen Parker

1 Horse Guards Road

London

SW1A 2HQ

(+44) 20 7270 5666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2016

(Date of Event which Requires Filing of this Statement)

HM Treasury;

UK Financial Investments Ltd

(Names of Reporting Persons)

If the filing person has previously filed a statement on Schedule 13Gto report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Explanatory note: In lieu of providing the information called for by Schedule 13D, Her Majesty's Treasury is furnishing a copy of "TR-1: Notification of Major Interest in Shares", which is the standard form for any notification required to be delivered under the UK Disclosure Rules and Transparency Rules to an issuer whose shares are listed on a relevant European Economic Area market (and to the UK Financial Services Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. The UK Disclosure Rules and Transparency Rules implement the European Transparency Directive (EU Directive 2004/109/EC). This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	The Royal Bank of Scotland plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	☒
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Commissioners of Her Majesty’s Treasury
4. Full name of shareholder(s) (if different from 3.):iv	The Solicitor for the affairs of Her Majesty’s Treasury
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	31 May 2016
6. Date on which issuer notified:	01 June 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	Crossed percentage threshold of 72%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB000B7T77214	8,434,483,519	33,737,934,076	8,434,483,519	33,737,934,076		71.85%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
46,954,449,688			71.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

UKFI Financial Investments Limited, a company wholly-owned by Her Majesty’s Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty’s Treasury).

The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for Her Majesty’s Treasury
14. Contact name:	James Neilson
15. Contact telephone number:	+44 (0)20 7270 5813

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2016

Her Majesty’s Treasury, a department of Her Majesty’s Government of the United Kingdom of Great Britain and Northern Ireland
By:	/s/ Andrew Wood
Name: Andrew Wood
Title: Head of RBS and Lloyds Unit, State-Owned Financial Assets (HMT)

UK Financial Investments Ltd
By:	/s/ Oliver Holbourn
Name: Oliver Holbourn
Title: Chief Executive Officer (UKFI)